April 17, 2009

BY EDGAR

Ms. Celeste Murphy

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IA Global, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on April 9, 2009

File No. 001-15863

Dear Ms. Murphy,

I am writing in response to your letter dated April 15, 2009, concerning IA Global Inc.’s (the “Company”) Preliminary Proxy Statement on Schedule 14A filed on April 9, 2009 (“Proxy Statement”). For your convenience, the numbered response below corresponds to the numbered comment in your letter. The Company intends to revise Proposal #2 to the following in its next filing of its Proxy Statement.

Proposal 2: To Approve The Issuance of Shares of Common Stock in Connection with Certain Transactions, page 5

1.

We note in your preliminary proxy statement that Proposal 2 contemplates the issuance of your common stock through a private placement, as well as shares of common stock to be exchanged for shares of Taicom Preferred Class B Stock. Please revise your preliminary proxy statement to provide additional disclosure regarding the terms of these transactions, a description of the features of the consideration, particularly the Preferred Class B Stock, the value of any shares to be received by you, the structure of the transactions and any other material information regarding these transactions so that your stockholders may make an informed decision regarding the approval of Proposal 2.

PROPOSAL 2

To Approve the Issuance of Shares of Common Stock

in Connection with Certain Transactions

General Information

As previously disclosed, the Company is a growing Business Process Outsourcing (“BPO”) and Financial Services corporation targeting the B2B and B2C markets in the Asia Region, the US and Australia. In order to finance these acquisitions and continue and grow the Company’s current operations, the Company has raised capital through a private placement and has entered into a stock exchange agreement in which the Company expects to issue shares in exchange for shares of Taicom Securities Co. Ltd. (“Taicom”), a Japanese securities firm. Our Board has determined that it is in the best interests of the Company and our stockholders to enter into these transactions. All of these transactions are fully described below.

These transactions required the issuance of approximately 12,500,000 shares of our common stock through a private placement, 67,000,000 shares in exchange for shares of Taicom Preferred Class B Stock (“Taicom Stock”) or approximately 36.5% of the total IA Global, Inc. issued and outstanding and warrants for 5,491,250 shares of common stock. As of April 20, 2009, we had 218,485,989 shares of our common stock outstanding.

Transactions We Are Seeking Approval

IA Global needs to obtain additional financing in order to continue its current operations, service our debt repayments and acquire businesses. The current transactions with Taicom and ArqueMax Ventures were entered into to obtain this additional financing. If the Company was unable to obtain additional financing, we would need to restructure our operations, divest all or a portion of our business or ultimately file for bankruptcy.

AMEX Regulations

AMEX Company Guide Section 705 requires stockholder approval as a prerequisite for AMEX’s approval to list newly issued shares on the AMEX if (a) any individual director, officer or substantial shareholder of the listed company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction and the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 5% or more; or (b) where the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 20% or more.

Since Taicom and its Chairman Michael Ning owned 5% or greater interest of the Company prior to the exchange of 67,000,000 shares of the Company common stock for additional shares of Taicom and the potential issuance of common stock could increase outstanding common shares by more than 20%, we are requesting in advance of issuance that the stockholders approve these transactions.

Prior Transactions with Michael Ning and Taicom

Private Placements

On April 24, 2008 and May 8, 2008, the Company sold 1,000,000 and 1,500,000, shares of our common stock, respectively, to Michael Ning for $200,000 and $300,000, respectively, or $.20 per share. In connection with the purchase of the common stock, on May 8, 2008, the Company issued warrants for a total of 2,500,000 shares of common stock to Mr. Ning. The warrants are exercisable at $.20 per share from the date of issuance until expiration on May 7, 2013.

The Company agreed to file an application with AMEX for approval of the shares and warrants promptly upon receipt of the funds and AMEX approved the application during June 2008. The Company also agreed to register the shares and common stock issuable upon exercise of the warrants within two months after approval by AMEX, and use reasonable efforts to cause such registration statement to become effective within one month of filing. On July 9, 2008, the Company filed a registration statement on Form S-3 with the SEC, which the SEC declared effective on July 23, 2008. Finally, the Company agreed to issue a warrant for 1,900,000 shares at $0.17 per share if the closing share price of the common stock was below $.20 per share on the day before the registration statement was declared effective by the SEC. The Company issued this warrant on July 28, 2008, see below for additional information on this warrant.

The shares of common stock were issued to the accredited investor in a transaction that will be exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (“Securities Act”), and/or Regulation D promulgated under the Securities Act. The $500,000 received by the Company was used for general corporate purposes.

Share Exchange Agreement

On June 3, 2008, the Company closed a 20% equity investment in Taicom pursuant to a Share Exchange Agreement (“Share Exchange Agreement”). The transaction between the Company and Taicom was structured as a share exchange in which the Company issued 26,000,000 shares of its common stock at $.20 per share, the closing price during the negotiations in exchange for 1,389,750 shares of Taicom Stock. The transaction was valued at $5,200,000. This equity investment is an expansion of the financial services business of IA Global. The $5.2 million received by the Company was used for general corporate purposes. The Taicom Stock are restricted securities and may not be resold, distributed, collateralized liquidated or transferred to any person or entity.

The Company filed an application with AMEX for approval of these shares promptly upon receipt of the funds and AMEX approved the application during June 2008. The Company also agreed to register the shares within two months after approval by AMEX, and use reasonable efforts to cause such registration statement to become effective within one month of filing. On July 9, 2008, the Company filed a registration statement on Form S-3 with the SEC, which the SEC declared effective on July 23, 2008.

The Share Exchange Agreement also contains standard representations and warranties of the Company and Taicom, which survived one year following closing, and will expire on June 3, 2009. Any indemnification under the agreement is limited to the exchange price of $5.2 million and will be resolved by the return of such parties shares at the current market price.

Taicom Securities Co. Ltd.

Taicom is a financial services Company in Japan providing a broad range of value-added financial services and competitive products. These services currently include the brokerage of Japanese commodities, derivative options, foreign currency, equities and investment trusts as well as the offering of investment consulting services to diversified clients such as individuals and corporations. Taicom offers creative solutions that meet the sophisticated trading needs of its online and offline clients, who utilize Taicom’s cutting-edge proprietary trading platform called TradePro, as well as its broad news and information gathering network.

Taicom is a member of the Osaka Stock Exchange, the Tokyo Commodity Exchange, the Tokyo Grain Exchange and the Chubu (Central Japan) Commodity Exchange. Taicom is headquartered in Tokyo and in Osaka and has three branch offices in Japan.

Terms of Taicom Preferred Class B Stock

Taicom has two classes of stock the Preferred Class A Stock and the Preferred Class B Stock. As of April 16, 2009, there are 1,000 shares of Preferred Class A Stock authorized, issued and outstanding and 6,948,750 authorized shares of Preferred Class B Stock, with 6,634,650 shares issued and outstanding. The Preferred Class A Stock are all held by Mr. Ning and these shares do not pay any dividends. The Preferred Class B shareholders receive 100% of any dividend declared by Taicom and in the event of a partial or outright sale of Taicom, they will receive 100% of the proceeds.

The Preferred Class A shares are voting and the Preferred Class B shares are non-voting. There are no redemption rights for either series.

Open Market Purchases by Mr. Ning

During the period August 15, 2008 to August 26, 2008, Mr. Ning acquired 70,000 shares in IAO common stock in open market purchases at an average price of $.102 per share.

Amendment to Share Exchange Agreement

On December 12, 2008, the Company and Taicom entered into an Amendment to Share Exchange Agreement. Pursuant to this Amendment, the Company agreed to return 302,100 of its Taicom Preferred Shares on each of December 12, 2008, January 20, 2009 and February 20, 2009 or 906,300 in total, in exchange for three $130,000 cash payments or $390,000 in total. Upon the completion of these payments, the Company’s 20% interest in Taicom will be reduced to approximately 8% or 483,450 Class B Preferred Shares of Taicom. The February 13, 2009 share return may be adjusted on a pro-rata basis if the average closing share price of the common stock for the period December 12, 2008 to February 13, 2009 is below $.038 per share.

As of April 16, 2009, Taicom paid a total of $180,000 to the Company and the Company has returned 302,100 Taicom shares to Taicom, reducing the Company’s interest in Taicom to 16%. Taicom has paid $50,000 toward their January 20, 2009 payment. The remaining $80,000 due on the January 20, 2009 payment has not been made. In addition, the entire February 20, 2009 payment was not received. The $230,000 received by the Company was used for general corporate purposes.

Performance Warrant Issued on December 12, 2008

On December 12, 2008, the Company issued a Performance Warrant to Mr. Ning, the Chairman of Taicom. The Performance Warrant requires Mr. Ning to raise $500,000 by each of March 31, 2009, May 31, 2009, July 31, 2009 and September 30, 2009 or $2,000,000 in total. If the funds are raised by this timetable, Mr. Ning earns the Performance Warrant for 8,125,000 common shares for each $500,000 raised or 32,500,000 in total if the $2,000,000 is raised. The warrants are exercisable at $.04 per share from the date of issuance until expiration on December 11, 2013. If the funds are not raised by the indicated date, the Performance Warrant for the date indicated is forfeited. The Company agreed to register the common stock issuable upon the exercise of the Performance Warrants with AMEX once such Performance Warrant is earned. The Company also agreed to register the common stock issuable upon exercise of the warrants within two months after approval by AMEX, and use reasonable efforts to cause such registration statement to become effective within one month of filing. The Performance Warrant was issued to an accredited investor in a transaction that will be exempt from registration pursuant to Section 4(2) of the “Securities Act, and/or Regulation D promulgated under the Securities Act. As of April 16, 2009, Mr. Ning has not raised any funds for the Company.

Warrants Issued on July 28, 2008

On July 28, 2008, the Company issued warrants for a total of 1,900,000 shares of common stock, a copy of which is attached as Annex A, to ArqueMax Ventures, LLC (“AMV”), a limited liability corporation controlled by Mr. Ning. The warrants are exercisable at $.17 per share from the date of issuance until expiration on July 27, 2013. The shares of common stock were issued to the accredited investor in a transaction that will be exempt from registration pursuant to Section 4(2) of the Securities Act, and/or Regulation D promulgated under the Securities Act.

Pursuant to the private placements, as described above, the Company agreed to issue the warrant for 1,900,000 shares at $0.17 per share if the closing share price of the common stock was below $.20 per share on the day before the registration statement was declared effective by the SEC.

Current Transactions with Michael Ning and Taicom

Second Amendment to Share Exchange Agreement dated April 1, 2009

On April 1, 2009, the Company, Taicom and AMV entered into another Amendment to Share Exchange Agreement (the “2nd Amendment”), a copy of which is attached as Annex B. Pursuant to this 2nd Amendment, the Company returned the following shares of Taicom Stock for the following payments by Taicom.

$ Paid By		Shares
Taicom	Date	Returned
$ 130,000	12/12/2008	302,100
50,000	2/2/2009	116,192
41,000	4/1/2009	95,278

$ 221,000		513,570

The return of these shares of Taicom Stock reduced the Company’s 20% interest in Taicom to 876,180 shares or 16%, 14% and 12.6% as of December 12, 2008, February 2, 2009 and April 1, 2009, respectively. The $221,000 received by the Company was used for general corporate purposes.

The Company recorded a loss on sale of $996,777 during the three months ended December 31, 2008 and expects to record a loss on sale of approximately $758,000 during the three months ending March 31, 2009 and June 30, 2009 related to the return of the Taicom Stock.

In addition, the Company agreed to issue preferred stock (“IAO Preferred Stock”) to AMV for additional payments: $140,000 to be paid on or about April 7, 2009, $67,000 to be paid on or about April 15, 2009 and $110,000 to be paid on or about April 30, 2009. The three payments are independent of each other and that payment or non-payment of one or more payments is not dependent on the payment or non-payment of any one or more of the other payments. The $317,000 received by the Company was used for general corporate purposes. On April 20, 2009, the Company filed a Certificate of Designations, Rights and Preferences for the IAO Preferred Stock with the State of Delaware.

At AMV’s sole discretion, AMV may either (1) convert some or all of its IAO Preferred Stock into 12,800,000 shares of the Company’s common stock pro rata at $0.025 per share; or (2) exchange IAO Preferred Stock for 971,458 shares of Taicom Stock owned by the Company pro rata.

The Company will automatically return 971,458, shares of Taicom Stock to AMV and neither Taicom nor AMV will have any further obligations to Company under the Share Exchange Agreement if any of the following events occur: (i) the Company is delisted from AMEX; (ii) the Company is unsuccessful in securing shareholder approval for all of the provisions contained in the Services Agreement dated April 1, 2009 between the Company and AMV (described below); (iii)  the  Company or any of its subsidiaries commences any case, proceeding or other action (A) relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking reorganization, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, or other similar official for it or for all or any substantial part of its assets, or the Company or any of its subsidiaries shall make a general assignment for the benefit of its creditors; (iv) commencement against the Company or any of its subsidiaries any case, proceeding or other action that (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of 60 days; (v) commencement against the Company or any of its subsidiaries any case, proceeding or other action seeking issuance of a warrant of attachment, execution, or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; (vi) the Company or any of its subsidiaries shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), (iii), or (iv) above; or (vii) the Company or any of its subsidiaries shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due.

If the Company is unable to return approximately 876,180 shares of shares of Taicom Stock to AMV, then the Company will return another $50,000 cash to AMV or 2,000,000 shares of IAO Common Stock.

Form of Performance Warrant

On April 1, 2009, the Company amended the Form of Performance Warrant with AMV that was signed on December 12, 2008 (“Amended Warrant”). The Amended Warrant, a copy of which is attached as Annex C, reduced the number of shares of common stock that AMV could receive upon the closing of financings to 3,591,250 from 32,500,000 shares of common stock. The Company agreed to register the common stock issuable upon the exercise of the Amended Warrant with AMEX and file a registration statement on Form S-3 within sixty days of approval by AMEX. The Performance Warrant was issued to an accredited investor in a transaction that will be exempt from registration pursuant to Section 4(2) of the Securities Act, and/or Regulation D promulgated under the Securities Act.

Services Agreement, dated April 1, 2009

The Company decided it was in the Company’s and its shareholders best interests to increase its position in Taicom based on Mr. Ning’s business model of consolidating distressed broker dealers at or near the bottom of the stock market with potential for profits when the current recession ends.

On April 1, 2009, the Company also entered into a Services Agreement (“Services Agreement”) with AMV. A copy of the Services Agreement is attached as Annex D. Pursuant to the Services Agreement, the Company agreed to close a stock exchange with Taicom whereby 67,000,000 shares of the Company’s common stock would be issued for 877,557 shares of Taicom Stock. The Company’s shares of common stock would be valued at $.035 per share, the price during the negotiations. The Taicom Stock would be valued as follows:

Book Value of Taicom Securities
At 3/1/2009	JY	1,463,422,525
Forgivable Loan Liability	JY	350,000,000
Total Swap Value of Taicom Securities	JY	1,813,422,515

Conversion @97.662JY/USD (3-2-2009)		$18,568,347

The Taicom Stock are restricted securities and may not be resold, distributed, collateralized liquidated or transferred to any person or entity. The parties intend this transaction to qualify as a tax-free exchange. The Company agreed that AMV would be allowed to conduct due diligence on the Company and/or any of its subsidiaries, concluding on or before May 31, 2009.

Upon satisfactory completion of due diligence on the Company and/or any one of its subsidiaries, and upon shareholder approval of the 2nd Amendment , and upon shareholder approval of this Services Agreement, AMV will arrange for a debt transaction with one or more third parties for and on behalf of the Company. Such debt transaction will be in the sum of US$300,000 under the exact same finder’s fee and loan terms as the loan which is currently outstanding on the books of the Company. The Company expects an interest rate of 7.0% per annum, payable quarterly. The Company may issue shares as collateral for the loan and at the termination of the loan, the Company may repay the loan, forfeit the shares to the lender or renew the loan on a year by year basis based on mutually agreeable terms. The Company expects to incur expenses of 15% on the loan. The loan cannot be terminated within the first eighteen months of the loan and after this period, it can be repaid with a 10% penalty. The terms and conditions of such debt financing will be more particularly enumerated in a subsequent document. AMV will use its best efforts to complete the arrangement of such debt financing on or before June 3, 2009.

In the event AMV discovers (1) a breach of any one or more of the representations and warranties outlined in the agreement; (2) that information provided to AMV thus far has been falsified, misleading or untrue; and/or (3) intentional or fraudulent activities by the Company have occurred, AMV has a unilateral option to immediately terminate the Services Agreement and have no further obligations with respect to the Services Agreement and the terms and conditions contained herein (hereinafter “Unilateral Termination”). In the event of Unilateral Termination, the Company will immediately return all of the then outstanding shares it holds of Taicom Stock.

The Services Agreement also contains standard representations and warranties of the Company and Taicom, which survived one year following closing of the agreement. There is no limit on the indemnification under the agreement.

After the closing of the transactions pursuant to the Services Agreement, the Company expects to own 25.2% of Taicom and Taicom and AMV would own 36.3% of IA Global.

Effects of these Transactions

If approved by the stockholders, these transactions will result in a significant increase in the number of shares of our common stock and, as a result, current stockholders own a smaller percentage of our outstanding common stock and, accordingly, a smaller percentage interest in the voting power, liquidation value and aggregate book value of our Company.

In addition, following the completion of these transactions, Taicom, AMV and Mr. Ning, collectively, will be one of the Company’s largest stockholders with 36.3% of the outstanding shares of the Company’s common stock. AMV may convert some or all of its IAO Preferred Stock into 12,800,000 shares of the Company’s common stock. Finally, Taicom, AMV and Mr. Ning will have the right to acquire up to approximately 5.5 million shares of the Company’s common stock under various warrants. Accordingly, Taicom, AMV and Mr. Ning could have significant influence over matters submitted to our stockholders, including any potential change of control transactions. The interests of Taicom, AMV and Mr. Ning may be different from the interests of the Company’s stockholders, and they may be able to influence the Company in a way inconsistent with the interests of the Company’s other stockholders. This concentration of voting power may deter other companies from seeking to acquire the Company, which could have a negative effect on the trading price of the Company’s Common Stock.

Our Common Stock has no preemptive or similar rights.

Vote Required

The affirmative vote of holders of a majority of the outstanding shares of Common Stock is required for approval of this proposal. Consequently, any shares not voted (whether by abstention, broker non-vote or otherwise) will have the same effect as votes against the proposed amendment to the Company’s Certificate of Incorporation.

Principal Effects of Not Approving this Proposal

If stockholder approval is not obtained, it will have a material effect on the Company and its operations. AMV could convert its IAO Preferred Stock into 971,458 shares of Taicom Stock owned by the Company, resulting in an approximate $3 million write-off of the Company’s equity investment in Taicom and potentially impacting our AMEX listing. In addition, we would not close on the $300,000 loan facility with AMV, reducing our liquidity. Finally, we would not close the stock exchange with Taicom and the Company would not be able to increase its position in Taicom and would not participate in Mr. Ning’s business model of consolidating distressed broker dealers at or near the bottom of the stock market with potential for profits when the current recession ends.

If stockholder approval is not obtained, the company may be unable to obtain additional financing, we may lose our AMEX listing, we may need to restructure our operations, divest all or a portion of our business or ultimately file for bankruptcy.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

the staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe that this letter is responsive to the staff’s comments. If I can be of assistance in facilitating your review of this letter, please contact the undersigned at (011) 81-80-5425-6300 or Andrea L. Mancuso at (703) 720-7027.

Sincerely,

/s/ Mark Scott

Mark Scott

Chief Operating and Financial Officer

Cc:	Mr. Scott Hodgdon, Securities and Exchange Commission